Mr. George Ohsiek, Jr., Branch Chief                             April 15, 2005
Division of Corporation Finance
Securities Exchange Commission
Washington, D.C. 20549

                    Re: Bernard Chaus, Inc. (the "Company")
                        Form 10-K for the year ended June 30, 2004
                        Filed September 28, 2004

Dear Mr. Ohsiek:

We are in receipt of your letter dated March 22, 2005 with regard to the
Company's Form 10-K for the fiscal year ended June 30, 2004. The following are our responses to the comments:

Notes To Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Credit Terms, page F-7

1.       We read your response to comment 5. Please tell us how the transferee has assumed the full risk of collection, since you do not receive payments from the transferee until they receive payments from your customers. It appears that you have received a beneficial interest in the factored receivables. Also, tell us the timing of when you record the sale of the receivables and when you consider the transaction for the transfer of the receivables to be complete. See paragraphs 9-12 of
         SFAS 140.

         We believe that the transferee (CIT) has assumed the full risk of collection. The factoring agreement with CIT specifically states, "You sell and assign to us, and we purchase as absolute owner, all accounts arising from your sales of inventory or rendition of services, including those under any trade names, through any divisions and through any selling agent." The terms of the factoring agreement specify payment terms from CIT and we do receive payment from CIT if our customers do not pay timely. As defined in the factoring agreement, we receive payment from the factor as of the earlier of: a) the date that CIT has been paid by the Company's customers; b) the date of the customer's longest maturity of the customer's invoices then outstanding if the customer is in a bankruptcy or insolvency proceeding; or c) the last day of the third month following the customer's longest maturity date of the customer's invoices then outstanding if the receivable remains unpaid. Therefore, the transferee has assumed the full risk of collection and we have not received a beneficial interest in the factored receivables.

         We believe that we meet the criteria in paragraph 9 of SFAS 140 to treat the factoring arrangement as a sale of receivables: 9a) The factored receivables are isolated from the Company. Customers make payments on the receivables directly to CIT; 9b) CIT, as transferee, has the right to pledge or exchange the assets it received, and no condition both constrains the transferee from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the Company; and 9c) The Company does not maintain effective control over the transferred assets. CIT assumes the credit risk on the receivables and CIT is not able to return the receivables to the
         Company.

         In accordance with SFAS 140 paragraphs 9-11, we record the sale of receivables upon completion of the transfer of the financial assets
         (receivables), which is subsequent to recording revenue on the sale of inventory to customers. At that time, we derecognize the receivables sold, recognize all assets obtained and liabilities incurred (if any)
         in consideration as proceeds of the sale, measure at fair value assets obtained and liabilities incurred in the sale, and recognize in earnings any gain or loss on the sale, including factoring fees or charges.

         On a prospective basis, in future periodic filings, we will expand our existing disclosures in Note 2 as drafted below.

         Draft Note 2. - Credit Terms:

         Through March 31, 2004, the Company extended credit to the majority of its customers through a factoring agreement with The CIT
         Group/Commercial Services, Inc. ("CIT"). Under the factoring arrangement, the Company receives payment from CIT as of the earlier of: a) the date that CIT has been paid by the Company's customers; b)
         the date of the customer's longest maturity of the customer's invoices then outstanding if the customer is in a bankruptcy or insolvency proceeding; or c) the last day of the third month following the customer's longest maturity date of the customer's invoices then outstanding if the receivable remains unpaid. CIT assumes only the risk of the Company's customers' insolvency or non-payment. All other receivable risks for customer deductions that reduce the customer receivable balances are retained by the Company, including, but not limited to, allowable customer markdowns, operational chargebacks, disputes, discounts, and returns. Effective March 31, 2004, the
         Company, the Company's SL Danielle subsidiary and CIT agreed to terminate the Factoring Agreements between them. In connection with the termination of those Factoring Agreements, the Company's Cynthia Steffe
         Acquisition subsidiary and CIT entered into an amendment of their
         Factoring Agreement revising only the factoring commission. Receivables related to sales of Cynthia Steffe product lines continue to be factored. At March 31, 2004, approximately 98% of the Company's accounts receivable were being serviced by CIT under the factoring arrangement. Effective April 1, 2004 the Company extends credit to its customers, other than customers of CS Acquisition based upon an evaluation of the customer's financial condition and credit history. At
         June 30, 2004, approximately 95% of the Company's accounts receivable was non factored.

                                    * * * * *

                                                 Very truly yours,

                                                 /s/ Barton Heminover

                                                 Barton Heminover
                                                 Chief Financial Officer